

April 9, 2014

<u>Via Email</u>
Robert Stewart
Chief Financial Officer
Ark Restaurants Corp.
85 Fifth Avenue
New York, New York 10003

      Re: **Ark Restaurants Corp.**
               Form 10-K for the year ended September 28, 2013
               Filed December 23, 2013
               File No. 001-09453

Dear Mr. Stewart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the year ended September 28, 2013</u>

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

1. We note the second paragraph of the opinion states that the audits were conducted in accordance with the *auditing standards* of the PCAOB. Please revise the opinion to state, if true, that the audits were conducted in accordance with the *standards* of the PCAOB, as the standards of the PCAOB include not only auditing, but other types of standards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief